Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

August 23, 2010

Janice McGuirk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Veterans in Packaging, Inc. (the “Company” or “Issuer”)

August 10, 2010 SEC Comment Letter

File No.: 333-158584

Dear Ms. McGuirk:

As per our recent telephone conversations, this letter will serve to advise that due to the fact that the Company’s auditor has advised via email that he was not in a position to communicate with the SEC (even by telephone) for a least one week due to his claim that he had to prepare for the PCAOB review, we will find it necessary to file Issuer’s Third Amendment to its Registration Statement with unaudited 6/30/10 financials.

Further and pursuant to our conversations, we are enclosing page proofs as relates to Comments 1 through 3 inclusive together with worksheet as to how amendments to “Dilution” section have been made utilizing book value as of June 30, 2010.

As relates to Comment No. 4, I have attached proposed response for your review as agreed to by auditor.

I also wish to thank you and Brian for your cooperation in attempting to avoid a Third Amendment which we now expect to file as soon as we receive any comments on this correspondence and attachments and obtain auditor consent to file.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosures

cc:

Veterans in Packaging, Inc

Veterans In Packaging, Inc.

File No.: 333-158584

Response Comment No. 4

As we disclose in our discussion of our direct sales business in the prospectus, we sell protective packaging solutions for product shipment. Our customers deal in a wide range of products requiring a variety of specialized packaging of varying size, strength and protective materials and foams.  Veterans In Packaging, Inc. (“VIP”) works with large and specialized vendors to obtain packaging solutions that meet each customer’s specific needs. In our discussions with a customer for an order, we discuss the potential customer’s specific needs and requirements for shipments. We then work with vendors to determine the cost to us of purchasing or having made the required protective packaging products. Our principal vendors include Smurfit Stone, Rand Whitney and Merrill Industries. In general, we have the packaging materials shipped directly (emphasis added) from the vendor to our customer. Since most of our sales require various specialized materials, we maintain low levels of generic-type materials on hand.

We record a sale when we are advised that materials have been shipped from a vendor and received and accepted by our customer. In all cases, we have received purchase orders for these specialized materials and have agreed on pricing with the customer before shipping. We have received negligible returns and bad debts over the past few years.

As such we have applied paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  We have only recognized revenue when it is realized or realizable and earned and all of the following criteria have been met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

We currently have 17 customers of which one company, which is unrelated to us, comprised approximately 63% of our total sales during the six months ended June 30, 2010. During the past six months, we have engaged a marketing company to make cold calls to customers and potential customers to solicit initial business interest which is why advertising costs have increased. At the same time, Mr. Peplinsky, our President, maintains frequent direct contact with ongoing customers. We emphasize customers that prefer dealing with veteran owned businesses.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion __, 2010

1,200,000 SHARES

COMMON STOCK

VETERANS IN PACKAGING, INC.

Veterans in Packaging, Inc. is offering on a best-efforts basis a minimum of 400,000 and a maximum of 1,200,000 shares of its common stock at a price of $0.01 per share. The shares are intended to be sold directly through the efforts of Edward Peplinski, our president. The intended methods of communication with potential investors include, without limitation, telephone and personal contacts. For more information, see the section of this prospectus entitled "Plan of Distribution."

The proceeds from the sale of the shares in this offering will be payable to the Gary B. Wolff, P.C. - Escrow Account. All subscription funds will be held in a noninterest-bearing account pending the achievement of the Minimum Offering, and no funds shall be released to Veterans In Packaging, Inc. until such a time as the minimum proceeds are raised. If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days. If the offering period is extended by 180 days but the minimum offering is still not achieved, all subscription funds will be returned to investors promptly without interest or deduction of fees. Neither the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held. For more information, see the section of this prospectus entitled "Plan of Distribution."

The offering will terminate on the earlier of: (i) the date when the sale of all 1,200,000 shares is completed, (ii) any time after the minimum offering of 400,000 shares of common stock is achieved, or (ii) 180 days from the effective date of this document, or any extension thereto, but in no event later than 360 days from the effective date of the Company’s Registration Statement of which this Prospectus is a part.

There is currently no public or established market for our shares. Consequently, our shareholders will not be able to sell their shares in any organized market place and may be limited to selling their shares privately. Accordingly, an investment in our Company is an illiquid investment.

Any additional proceeds received after the minimum offering is achieved will be immediately released to the Company. The offering will terminate on the earlier of:

(i)

 the date when the sale of all 1,200,000 shares is completed,

(ii)

 anytime after the minimum offering of 400,000 shares of common stock is achieved, or

(iii)

 180 days from the effective date of this document or any extension thereto.

If the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees unless the Company extends the offering period an additional 180 days. The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering or as soon thereafter as practicable.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Shares of common stock offered by us	Maximum of 1,200,000 shares

Use of proceeds

VIP will apply the proceeds from the offering to pay for accounting fees, legal and professional fees associated with the offering. The total estimated costs of the offering ($65,000) exceed the maximum amount of offering proceeds ($12,000).

Termination of the offering

The offering will conclude when all 1,200,000 shares of common stock have been sold, anytime after the minimum offering of 400,000 shares is achieved or 180 days after this registration statement becomes effective with the Securities and Exchange Commission. VIP may at its discretion extend the offering for an additional 180 days.

Risk factors

The purchase of our common stock involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market for our common stock exists. Please refer to the sections entitled "Risk Factors" and "Dilution" before making an investment in this stock.

Trading Market

None. While a market maker has filed a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”) in order to apply for the inclusion of our common stock in the Over-the-Counter Bulletin Board (“OTCBB”), such efforts may not be successful and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

The Company may not be able to meet the requirements for a public listing or quotation of its common stock. Further, even if the Company's common stock is quoted or granted listing, a market for the common shares may not develop.

relating to our prospectus to the extent that such liabilities cannot be extended or satisfied in other ways and our professionals insist upon payment. If and when loaned, the loan will be evidenced by a noninterest-bearing unsecured corporate note to be treated as a loan until repaid, if and when VIP has the financial resources to do so. A formal written arrangement exists with respect to our president’s commitment to loan funds for this purpose and, accordingly, the agreement between VIP, our president and our counsel (filed as Exhibit 10.1) is binding upon all parties.

THE OFFERING

VIP is offering, on a best efforts, self-underwritten basis, a minimum of 400,000 and a maximum of 1,200,000 shares of its common stock at a price of $0.01 per share. The proceeds from the sale of the shares in this offering will be payable to the “Gary B. Wolff, P.C. – Escrow Account” and will be deposited in a noninterest-bearing bank account until the minimum offering proceeds are raised. No interest shall be paid to any investor or to the Company. All subscription agreements and checks are irrevocable and should be delivered to Gary B. Wolff, P.C. at the address provided on the Subscription Agreement. Failure to do so will result in checks being returned to the investor who submitted the check. VIP’s escrow agent, Gary B. Wolff, P.C., acts as outside legal counsel for VIP and, therefore, may not be considered an independent third party.

All subscription funds will be held in trust pending the achievement of the Minimum Offering, and no funds shall be released to VIP until such a time as the minimum proceeds are raised (see the section of this prospectus entitled "Plan of Distribution"). Any additional proceeds received after the minimum offering is achieved will be immediately released to the Company. The offering will terminate on the earlier of:

•

the date when the sale of all 1,200,000 shares is completed,

•

anytime after the minimum offering of 400,000 shares of common stock is achieved, or

•

180 days from the effective date of this document or any extension thereto.

If the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees unless the Company extends the offering period by an additional 180 days. If the Minimum Offering is not achieved after a 180 day extension, all subscription funds will be returned to investors promptly without interest or deduction of fees. The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

The purchase of the common stock in this offering involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only, and currently no

4. Meets the conditions of the following:

a. Primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and

b. Was not a broker or dealer, or associated persons of a broker or dealer, within the preceding 12 months; and

c. Did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs within this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

No officers or directors of the Company may purchase any securities in this offering.

There can be no assurance that all, or any, of the shares will be sold. As of this date, we have not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent. However, if we were to enter into such arrangements, we will file a post effective amendment to disclose those arrangements because any broker/dealer participating in the offering would be acting as an underwriter and would have to be so named herein. In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which we have complied. The purchasers in this offering and in any subsequent trading market must be residents of such states where the shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available. As of this date, we have not identified the specific states where the offering will be sold.

The proceeds from the sale of the shares in this offering will be payable to the Gary B. Wolff, P.C. – Escrow Account. ("Escrow Account") and will be deposited in a noninterest-bearing bank account until the minimum offering proceeds are raised. Failure to do so will result in checks being returned to the investor who submitted the check. No interest will be paid to any shareholder or the Company. All subscription agreements and checks are irrevocable. All subscription funds will be held in the Escrow Account pending achievement of the Minimum Offering, and no funds shall be released to VIP until such a time as the minimum proceeds are raised. The escrow agent will continue to receive funds and perform additional disbursements until either the Maximum Offering is achieved or a period of 180 days from the effective date of this offering expires (or an additional 180 days if so extended by the Company), whichever event first occurs. Thereafter, this escrow agreement will terminate. If the Minimum Offering is not achieved within 180 days of the date of this prospectus (or an additional 180 days if so

DILUTION

"Dilution" represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. "Net book value" is the amount that results from subtracting total liabilities from total assets. Assuming all shares offered herein are sold, giving effect to the receipt of the maximum estimated proceeds of this offering from shareholders net of the offering expenses, our net book value per share will be negative. Therefore, the purchasers of the common stock in this offering will incur an immediate and substantial dilution equal to the entire value of their purchase.

The following table illustrates the dilution to the purchasers of the common stock in this offering based on historical data at June 30, 2010:

	Minimum	Maximum
	Offering	Offering

Offering Price Per Share	$ .0100	$ .0100

Book Value Per Share Before the Offering	$ .0047	$ .0047

Book Value Per Share After the Offering*	$ (.0020)	$ (.0011)

Net Decrease to Original Shareholders	$ (.0067)	$ (.0057)

Dilution to Shareholders (%)	100%	100%

* Assuming estimated offering costs of $65,000.

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